Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
Computer Associates Savings Harvest Plan Committee
Computer Associates Savings Harvest Plan:
We consent to the incorporation by reference in the registration statements (Nos. 333-127601, 333-04801, 33-20797) on Form S-8 of Computer Associates International, Inc. of our report dated September 26, 2005, with respect to the statements of net assets available for benefits as of March 30, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended of the Computer Associates Savings Harvest Plan, and the related supplemental schedule H, Line 4i — schedule of assets (held at end of year) as of March 30, 2005, which report appears in the March 30, 2005 annual report on Form 11-K of Computer Associates Savings Harvest Plan.
/s/ KPMG LLP
New York, New York
September 26, 2005

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